TO OUR STOCKHOLDERS

   Mueller's earnings rose 34 percent for the first quarter of 1994 compared with the same quarter of 1993. Earnings were $5.6 million, or 54 cents per share on 10,437,000 average shares outstanding, compared to earnings of $4.2 million, or 41 cents per share on 10,372,000 average shares outstanding, for the first quarter of 1993.

   We are gratified that the earnings increase was achieved despite harsh weather conditions which prevailed during most of the first quarter this year. However, productivity increases, yield improvements and cost reductions contributed to improved profit margins.

   Net sales for the first quarter of 1994 totaled $120.8 million, compared to $131.0 million for the first quarter of 1993. As we have previously noted, Mueller's sales dollars are significantly affected by the price of copper, our principal raw material. Average copper prices were fourteen percent lower in the first quarter of 1994 compared to the same period of 1993.

   Our capital improvement programs continue to show good progress. The $20 million expansion of our Fulton, Mississippi copper tube plant has commenced and the equipment has been ordered. The State of Mississippi, through tax credits and an industrial revenue bond facility, has enabled us to finance this project on attractive terms. Also, the $15 million modernization program at our Port Huron, Michigan brass rod mill is underway. These programs are scheduled to be completed in the latter half of 1995. Other capital improvement projects are being evaluated including a major upgrading of our copper fittings manufacturing operations. We believe these programs will provide a sound foundation for our growth and profitability.

   We are pleased to report that Mueller has entered into five-year contracts with the unions representing our production workers in Michigan and Mississippi. Labor contracts of this length are possible only when the parties are committed to teamwork and cooperation. Mueller operates in a highly competitive global environment, and we recognize that teamwork is an essential ingredient to our success.

   Our annual stockholders' meeting will be held on May 12, 1994 in Wichita, Kansas. We invite each stockholder to attend, but if you cannot attend, please return your proxy card promptly.

Sincerely,

/s/HARVEY L. KARP                   /s/WILLIAM D. O'HAGAN
Harvey L. Karp                      William D. O'Hagan
Chairman of the Board               President and Chief Executive Officer

April 22, 1994

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except share data)
                                              For the Quarter Ended
                                         March 26, 1994         March 27, 1993

Net sales                                $   120,812             $   131,037
Costs and expenses                           110,861                 123,189
                                             -------                 -------
Operating income                               9,951                   7,848
Non operating expense, net                       992                     863
                                             -------                 -------
Income before taxes                            8,959                   6,985
Income tax expense                             3,322                   2,772
                                             -------                 -------
Net income                               $     5,637             $     4,213
                                             =======                 =======
Earnings per common
  and common equivalent share:
Primary                                  $      0.54             $      0.41
                                             =======                 =======
Fully diluted                            $      0.54             $      0.41
                                             =======                 =======































MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except share data)
                                         March 26, 1994      December 25, 1993
Assets
Current assets                            $  201,689             $   194,411
Property, plant and equipment, net           156,388                 154,403
Other assets                                  35,015                  20,929
                                             -------                 -------
                                          $  393,092             $   369,743
                                             =======                 =======
Liabilities and Stockholders' Equity
Current liabilities                       $   54,565             $    50,906
Long-term debt                                69,654                  54,320
Other noncurrent liabilities                  41,500                  42,403
                                             -------                 -------
   Total liabilities                         165,719                 147,629
                                             -------                 -------
Stockholders' equity:
   Common stock                                  100                     100
   Paid-in capital, common                   236,293                 236,406
   Accumulated deficit (since
     January, 1991)                             (302)                 (5,939)
   Cumulative translation adjustments         (2,435)                 (1,944)
   Treasury common stock at cost              (6,283)                 (6,509)
                                             -------                 -------
   Total stockholders' equity                227,373                 222,114
                                             -------                 -------
                                          $  393,092             $   369,743
                                             =======                 =======
Book value per share                      $    23.69             $     23.18
                                             =======                 =======






















DIRECTORS AND OFFICERS

DIRECTORS

Harvey L. Karp                Chairman of the Board
                              Mueller Industries, Inc.

Ray C. Adam  (1) (2)          Private Investor

Rodman L. Drake  (2) (3)      President of Rodman L. Drake & Co., Inc.

Gary S. Gladstein  (1) (2)    Managing Director of Soros Fund Management

Allan Mactier   (1) (3)       Private Investor

William D. O'Hagan            President and Chief Executive Officer
                              Mueller Industries, Inc.

Robert J. Pasquarelli (1)     Chief Executive Officer of New Jersey
                              Steel Corporation

Paul Soros                    Private Investor

OFFICERS

Harvey L. Karp                Chairman of the Board

William D. O'Hagan            President and Chief Executive Officer

Earl W. Bunkers               Executive Vice President and
                              Chief Financial Officer

Harvey W. Clements            Vice President and General Manager - Tube
                              Division

John B. Hansen                Vice President and General Manager- Fittings
                              Division

William H. Hensley            Vice President, General Counsel and Secretary

Lee R. Nyman                  Vice President - Manufacturing/Management
                              Engineering

James H. Rourke               Vice President and General Manager - Industrial
                              Division

Roy C. Harris                 Corporate Controller

Kent A. McKee                 Treasurer and Assistant Secretary


Mueller Industries, Inc. / 2959 N. Rock Road / Wichita, KS 67226 /
                           (316) 636-6300
[FN]
(1)   Member of the Audit Committee
(2)   Member of the Compensation Committee
(3)   Member of the Nominating Committee